UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Small Business Issuer in Its Charter)

Delaware	7373	98-0216911
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1661 East Main Street

Easley, South Carolina 29640

(864) 855-3900

(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Copies of Communications to:

Nancy K. Hedrick

President and Chief Executive Officer

Computer Software Innovations, Inc.

1661 East Main Street

Easley, South Carolina 29640

(864) 855-3900

(Name, Address and Telephone Number of Agent For Service)

William L. Pitman, Esq. Richard L. Few, Jr., Esq. Leatherwood Walker Todd & Mann, P.C. The Leatherwood Plaza 300 East McBee Avenue, Suite 500 Greenville, South Carolina 29601 (864) 240-2494

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933 check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒    Commission File No. 333-129842

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

EXPLANATORY NOTE

This post-effective amendment is being filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, solely to add Exhibit 23.3 to the registration statement. Exhibit 23.3 consists of the consent of our independent registered accounting firm, Elliott Davis, LLC, to the use in a Prospectus Supplement No. 1 to the registration statement of its report dated February 28, 2006 relating to the consolidated financial statements of the Company for the years ended December 31, 2005 and 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Article Seven of the Amended and Restated Certificate of Incorporation of Computer Software Innovations, Inc. provides that, to the fullest extent permitted by the Delaware General Corporation Law, referred to as the DGCL, as it now exists or may hereafter be amended, no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of any fiduciary or other duty as a director provided that this provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) to the extent Section 174 of the DGCL proscribes limitation of liability, or (4) for any transaction from which the director derived an improper personal benefit.

Under Article Eleven of the Amended and Restated Certificate of Incorporation, the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than by an action or in the right of the Company) by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company or is or was serving at the request of the Company as a director, officer, or trustee of, or in a similar capacity with, another corporation, general partnership, joint venture, trust or other enterprise employee, including service with respect to an employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorney’s fees), judgments, fines and amounts paid or to be paid in settlement reasonably incurred or suffered by such person in connection therewith; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. Persons who are not directors or officers of the Company and are not serving at the request of the Company may be similarly indemnified in respect of such service to the extent authorized at any time by the board of directors of the Company. The indemnification conferred also includes the right to be paid by the Company the expenses (including attorneys’ fees) incurred in the defense of or other involvement in any proceeding in advance of its final disposition; provided, however, that payment of expenses (including attorneys’ fees) incurred by a person in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking by or on behalf of such person to repay all amounts so paid in advance if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section. The Company shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding was first approved by the Board of Directors of the Company.

Article IX of the Amended and Restated Bylaws of Computer Software Innovations, Inc. provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. The Company shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of the Company.

Furthermore, Article IX of the Amended and Restated Bylaws provides for indemnification of any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Article IX, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under Sections 9.1(a) or 9.1(b) of the Amended and Restated Bylaws (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:

(i)	By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or

(ii)	If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

(iii)	By the stockholders.

Section 9.5 of the Amended and Restated Bylaws provides that the Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX of the Amended and Restated Bylaws and the DGCL.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (1) breached his duty of loyalty, (2) failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, (3) authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or (4) obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the corporation, unless the court believes that in the light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Item 25. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$3,069	*
Printing Expenses	10,000
Accounting Fees and Expenses	30,000
Legal Fees and Expenses	225,000
Blue Sky Fees and Expenses	25,000
Transfer Agent Fees	3,000
Miscellaneous Expenses	5,000

Total	$301,069

*	Represents actual expenses. All other expenses are estimates.

In addition, we have purchased and maintain insurance for each of our directors and officers in order to indemnify them against certain liabilities that they may incur as a director or officer of the Company, including liabilities that he or she may incur in relating to the offering. The premiums that we pay in connection with such insurance total approximately $53,000 per year.

We will pay all expenses associated with the issuances pursuant to this registration statement.

Item 26. Recent Sales of Unregistered Securities

Sale of Series A Convertible Preferred Stock

In order to facilitate the merger, on February 10, 2005, we entered into a Preferred Stock Purchase Agreement to sell 7,217,736 shares of its Series A convertible, non-voting preferred stock to Barron Partners LP for $5,042,250. The preferred stock is convertible into shares of common stock on a one for one basis, subject to certain anti-dilution adjustments. Barron is a New York-based private investment partnership that specializes in investing in micro-cap public companies. As part of the transaction, Barron invested an additional $1,875,200 in the form of a subordinated note on the same terms as the subordinated notes payable to the former CSI – South Carolina stockholders in the merger, and received warrants for the purchase of 7,217,736 shares of our common stock (the “Warrant Shares”). The exercise prices of the warrants are $1.3972 and $2.0958 per share, and each Warrant is exercisable for half of the total Warrant Shares. Barron has agreed, generally, not to convert at any time its preferred stock or warrants to purchase shares of common stock if and to the extent that Barron’s beneficial ownership of our common stock would exceed 4.9%. The beneficial ownership limitation on the preferred stock may only be waived or amended with the unanimous consent of the Series A Convertible Preferred stockholder(s) and a majority of the non-affiliate holders of outstanding common stock. Notwithstanding the 4.9% beneficial ownership limitation, all outstanding shares of the preferred stock will automatically be converted into common shares if we should undergo a change in control. A “change in control” refers to (i) a consolidated or merger of the Company with or into another company or entity in which we are not the surviving entity, or (ii) the sale of all or substantially all of our assets to another company or entity not controlled by our then existing stockholders in a transaction or series of transactions. The beneficial ownership limitation is not applicable to the warrants in the event of a change of control. Proceeds from the sale of preferred stock and the subordinated loan were substantially utilized to fund the merger and related transactions.

The preferred stock and warrants subject to the Preferred Stock Purchase Agreement, and the common stock into which they are convertible and exercisable, respectively, have not been registered for sale under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. We sold the shares of preferred stock to Barron in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The basis for such exemption is the non-public sale of the preferred stock and the warrants in a privately negotiated transaction to Barron, an accredited and sophisticated investor. Pursuant to a Registration Rights Agreement, we are obligated to register the common shares underlying the preferred stock and warrants subject to certain conditions set forth in the agreement. The sale of preferred stock and the warrants took place concurrently with the closing of the merger on February 11, 2005. There was no advertising or general solicitation conducted with respect to the foregoing sales.

Sale of Common Stock

In connection with the merger, the former stockholders of CSI – South Carolina received, in exchange for their shares of CSI – South Carolina common stock subordinated notes aggregating $1,875,200 to be repaid over the next fifteen months and approximately 2,526,904 shares of our common stock. They also received notes aggregating $3,624,800, which was repaid immediately following the merger out of proceeds of the sale of the preferred stock and note to Barron. Such shares of our common stock have not been registered for sale under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration. The shares of common stock sold to the former CSI – South Carolina stockholders was sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The basis for such exemption is the non-public sale of the common stock in a privately negotiated transaction with such stockholders, all of whom were accredited and sophisticated investors and all of whom concurrently became executive officers of the issuer. There was no advertising or general solicitation conducted with respect to the foregoing sales.

On December 30, 2004, VerticalBuyer issued 750,000 shares to Jackson Steinem, Inc., a professional services firm, in exchange for financial consulting services provided with an estimated value of $75,000. Jackson Steinem is no longer engaged by the Company, and has provided no further services since the purchase by CSI-South Carolina of a majority of VerticalBuyer stock on January 31, 2005. Such shares have not been registered for sale under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. We sold the shares of common stock to Jackson Steinem, Inc. in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The basis of such exemption is the non-public sale of the common stock in a privately negotiated transaction to Jackson Steinem, Inc., which we believe to be an accredited and sophisticated investor. There was no advertising or general solicitation conducted with respect to the foregoing sales.

Item 27. Exhibits

The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:

Exhibit Number	Document
2.1	Agreement and Plan of Merger dated as of February 10, 2005, between the Company and Computer Software Innovations, Inc., incorporated by reference to Exhibit 2.1 of the Company’s Current Report on 8-K filed February 16, 2005.

3.1	Amended and Restated Certificate of Incorporation, and Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on 8-K filed February 16, 2005.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on 8-K filed November 14, 2005.

3.3	Amended and Restated Bylaws of Computer Software Innovations, Inc., incorporated by reference to Exhibit 3.2 of the Company’s Current Report on 8-K filed February 16, 2005.

3.4	First Amendment to the Amended and Restated Bylaws of Computer Software Innovations, Inc. incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed December 20, 2005.

4.1	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of the Company, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on 8-K filed November 14, 2005.

*5.1	Opinion of Leatherwood Walker Todd & Mann, P.C.

10.1	Preferred Stock Purchase Agreement dated as of February 10, 2005, between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed February 16, 2005.

10.2	First Amendment to the Preferred Stock Purchase Agreement dated November 7, 2005 between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed November 14, 2005.

10.3	Computer Software Innovations, Inc. Common Stock Purchase Warrant A, issued to Barron Partners LP on February 11, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed February 16, 2005.

10.4	First Amendment to the Computer Software Innovations, Inc. Common Stock Purchase Warrant A issued to Barron Partners LP, dated November 7, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed November 14, 2005.

10.5	Computer Software Innovations, Inc. Common Stock Purchase Warrant B, issued to Barron Partners LP on February 11, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed February 16, 2005.

10.6	First Amendment to the Computer Software Innovations, Inc. Common Stock Purchase Warrant B issued to Barron Partners LP, dated November 7, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed November 14, 2005.

10.7	Escrow Agreement dated as of February 10, 2005, between the Company, Computer Software Innovations, Inc., Barron Partners LP and Leatherwood Walker Todd & Mann, P.C., incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed February 16, 2005.

10.8	Registration Rights Agreement dated as of February 10, 2005, between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.5 of the Company’s Current Report on 8-K filed February 16, 2005.

10.9	First Amendment to the Registration Rights Agreement dated November 7, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed November 14, 2005.

10.10	Subordinated Promissory Note payable to Barron Partners LP by the Company dated February 11, 2005, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on 8-K filed February 16, 2005.

10.11	Form of Subordinated Promissory Notes payable by the Company to each of Nancy K. Hedrick, Thomas P. Clinton, Joe G. Black, Beverly N. Hawkins and William J. Buchanan, respectively, dated February 11, 2005, incorporated by reference to Exhibit 10.7 of the Company’s Current Report on 8-K filed February 16, 2005.

10.12	Employment Agreement dated as of February 11, 2005, between the Company and Nancy K. Hedrick, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on 8-K filed February 16, 2005.

10.13	Employment Agreement dated as of February 11, 2005, between the Company and Thomas P. Clinton, incorporated by reference to Exhibit 10.9 of the Company’s Current Report on 8-K filed February 16, 2005.

10.14	Employment Agreement dated as of February 11, 2005, between the Company and William J. Buchanan, incorporated by reference to Exhibit 10.10 of the Company’s Current Report on 8-K filed February 16, 2005.

10.15	Employment Agreement dated as of February 11, 2005, between the Company and Beverly N. Hawkins, incorporated by reference to Exhibit 10.11 of the Company’s Current Report on 8-K filed February 16, 2005.

10.16	Employment Agreement dated as of May 6, 2005, between the Company and David B. Dechant, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed May 9, 2005.

10.17	Lease Agreement between Griffin Properties and CSI-South Carolina dated October 9, 2004, incorporated by reference to Exhibit 10.12 of the Company’s Current Report on 8-K filed March 28, 2005.

10.18	Lease Agreement between Joe Black and CSI-South Carolina dated January 1, 2003, incorporated by reference to Exhibit 10.13 of the Company’s Current Report on 8-K filed March 28, 2005.

10.19	Lease Agreement between Office Suites PLUS and CSI-South Carolina dated September 16, 2003, incorporated by reference to Exhibit 10.14 of the Company’s Current Report on 8-K filed March 28, 2005.

10.20	Lease Agreement between Office Suites PLUS and CSI-South Carolina dated July 15, 2002, incorporated by reference to Exhibit 10.15 of the Company’s Current Report on 8-K filed March 28, 2005.

10.21	Form of CSI-South Carolina Equity Incentive Plan as adopted and approved by the stockholders on August 1, 2000, incorporated by reference to Exhibit 10.16 of the Company’s Current Report on 8-K filed March 28, 2005.

10.22	Form of Non-qualified Stock Option Agreement between CSI-South Carolina and certain non-executive personnel pursuant to the CSI Equity Incentive Plan, incorporated by reference to Exhibit 10.17 of the Company’s Current Report on 8-K filed March 28, 2005.

10.23	Form of Option Repurchase Agreement between CSI-South Carolina and certain non-executive personnel effective February 7, 2005, incorporated by reference to Exhibit 10.18 of the Company’s Current Report on 8-K filed March 28, 2005.

10.24	SIMPLE IRA Plan, effective September 17, 1999, incorporated by reference to Exhibit 10.19 of the Company’s Current Report on 8-K filed March 28, 2005.

10.25	Indirect Channel Partner Agreement between the Company and Cisco Systems, Inc. dated January 9, 2006, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed January 9, 2006.

10.26	H.P. Business Development Partner Agreement between the Company and Hewlett-Packard, Inc. effective through May 31, 2005, incorporated by reference to Exhibit 10.21 of the Company’s Current Report on 8-K filed March 28, 2005.

10.27	Stock Purchase Agreement by and between Maximum Ventures, Inc., a New York corporation, Computer Software Innovations, Inc., a South Carolina corporation and Leatherwood Walker Todd & Mann, P.C. dated January 31, 2005, incorporated by reference to Exhibit 10.22 of the Company’s Current Report on 8-K filed March 28, 2005.

10.28	Commitment Letter between the Company and RBC Centura Bank dated February 25, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current filed on 8-K dated March 18, 2005.

10.29	Commercial Promissory Note by the Company payable to RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed March 18, 2005.

10.30	Loan Agreement between the Company and RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed March 18, 2005.

10.31	Pledge and Security Agreement by the Company in favor of RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed March 18, 2005.

10.32	Computer Software Innovations, Inc. 2005 Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on May 9, 2005.

10.33	Computer Software Innovations, Inc. 2005 Incentive Bonus Plan, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed on May 9, 2005.

10.34	Letter Agreement between Computer Software Innovations, Inc. and Barron Partners LP dated June 6, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed June 9, 2005.

10.35	Letter Agreement between the Company and RBC Centura Bank dated May 19, 2005, incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed May 20, 2005.

10.36	Letter Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank dated September 30, 2005, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed July 1, 2005.

10.37	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated July 8, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed July 13, 2005.

10.38	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated August 16, 2005, incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-QSB filed August 22, 2005.

10.39	Letter Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank dated August 30, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on August 31, 2005.

10.40	Letter Agreement by and between the Company and Barron Partners LP dated September 30, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on October 12, 2005.

10.41	Form of Undertaking and Affirmation executed between the officers, directors and affiliate of the Company on the dates indicated: Nancy K. Hedrick (September 21, 2005); Beverly N. Hawkins (September 22, 2005); Joe G. Black (September 24, 2005; Thomas P. Clinton (September 26, 2005); and William J. Buchanan (September 27, 2005), incorporated by reference to Exhibit 10.5 of the Company’s report on 8-K filed on November 14, 2005.

10.42	Settlement Agreement by and between Integrated Tek Solutions, Inc. v. Computer Software Innovations, Inc., Nancy Hedrick, Joe G. Black, Thomas P. Clinton, Beverly Hawkins, William J. Buchanan, Alan Marullier, The Geneva Companies, Inc., Capital Access Group LLC, Barron Partners LP, Liberty Capital LLC, Andrew Worden, Philip Seifert, Ned Gelband and Lee Haskin dated December 28, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on January 3, 2006.

10.43	Modification Agreement by and between the Company and RBC Centura Bank dated December 19, 2005, incorporated by reference to the Company’s Current Report on 8-K filed December 30, 2005.

10.44	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated January 9, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed January 11, 2006.

10.45	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated February 3, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed February 7, 2006.

*21.1	List of Subsidiaries

*23.1	Consent of Elliott Davis, LLC.

*23.2	Consent of Leatherwood Walker Todd & Mann, P.C. (included in Exhibit 5.1)

**23.3	Consent of Elliott Davis, LLC

*24	Powers of Attorney (included on original signature page)

99.1	Acknowledgement between the Company and The Geneva Companies, Inc. dated December 28, 2005, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed on January 3, 2006.

99.2	Letter Agreement by and between Computer Software Innovations, Inc., a South Carolina corporation, and The Geneva Companies, Inc. dated February 6, 2003, incorporated by reference to Exhibit 99.2 of the Company’s Current Report on 8-K filed on January 3, 2006.

*	Previously filed
**	Filed herewith

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any additional or changed material information on the plan of distribution;

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The small business issuer will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Easley, State of South Carolina, on March 31, 2006.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Nancy K. Hedrick Nancy K. Hedrick	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2006

/s/ David B. Dechant David B. Dechant	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2006

* Anthony H. Sobel	Chairman, Director	March 31, 2006

* Shaya Phillips	Director	March 31, 2006

* Thomas P. Clinton	Vice President of Sales and Director	March 31, 2006

*By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document
2.1	Agreement and Plan of Merger dated as of February 10, 2005, between the Company and Computer Software Innovations, Inc., incorporated by reference to Exhibit 2.1 of the Company’s Current Report on 8-K filed February 16, 2005.

3.1	Amended and Restated Certificate of Incorporation, and Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on 8-K filed February 16, 2005.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on 8-K filed November 14, 2005.

3.3	Amended and Restated Bylaws of Computer Software Innovations, Inc., incorporated by reference to Exhibit 3.2 of the Company’s Current Report on 8-K filed February 16, 2005.

3.4	First Amendment to the Amended and Restated Bylaws of Computer Software Innovations, Inc. incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed December 20, 2005.

4.1	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of the Company, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on 8-K filed November 14, 2005.

*5.1	Opinion of Leatherwood Walker Todd & Mann, P.C.

10.1	Preferred Stock Purchase Agreement dated as of February 10, 2005, between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed February 16, 2005.

10.2	First Amendment to the Preferred Stock Purchase Agreement dated November 7, 2005 between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed November 14, 2005.

10.3	Computer Software Innovations, Inc. Common Stock Purchase Warrant A, issued to Barron Partners LP on February 11, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed February 16, 2005.

10.4	First Amendment to the Computer Software Innovations, Inc. Common Stock Purchase Warrant A issued to Barron Partners LP, dated November 7, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed November 14, 2005.

10.5	Computer Software Innovations, Inc. Common Stock Purchase Warrant B, issued to Barron Partners LP on February 11, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed February 16, 2005.

10.6	First Amendment to the Computer Software Innovations, Inc. Common Stock Purchase Warrant B issued to Barron Partners LP, dated November 7, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed November 14, 2005.

10.7	Escrow Agreement dated as of February 10, 2005, between the Company, Computer Software Innovations, Inc., Barron Partners LP and Leatherwood Walker Todd & Mann, P.C., incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed February 16, 2005.

10.8	Registration Rights Agreement dated as of February 10, 2005, between the Company and Barron Partners LP, incorporated by reference to Exhibit 10.5 of the Company’s Current Report on 8-K filed February 16, 2005.

10.9	First Amendment to the Registration Rights Agreement dated November 7, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed November 14, 2005.

10.10	Subordinated Promissory Note payable to Barron Partners LP by the Company dated February 11, 2005, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on 8-K filed February 16, 2005.

10.11	Form of Subordinated Promissory Notes payable by the Company to each of Nancy K. Hedrick, Thomas P. Clinton, Joe G. Black, Beverly N. Hawkins and William J. Buchanan, respectively, dated February 11, 2005, incorporated by reference to Exhibit 10.7 of the Company’s Current Report on 8-K filed February 16, 2005.

10.12	Employment Agreement dated as of February 11, 2005, between the Company and Nancy K. Hedrick, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on 8-K filed February 16, 2005.

10.13	Employment Agreement dated as of February 11, 2005, between the Company and Thomas P. Clinton, incorporated by reference to Exhibit 10.9 of the Company’s Current Report on 8-K filed February 16, 2005.

10.14	Employment Agreement dated as of February 11, 2005, between the Company and William J. Buchanan, incorporated by reference to Exhibit 10.10 of the Company’s Current Report on 8-K filed February 16, 2005.

10.15	Employment Agreement dated as of February 11, 2005, between the Company and Beverly N. Hawkins, incorporated by reference to Exhibit 10.11 of the Company’s Current Report on 8-K filed February 16, 2005.

10.16	Employment Agreement dated as of May 6, 2005, between the Company and David B. Dechant, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed May 9, 2005.

10.17	Lease Agreement between Griffin Properties and CSI-South Carolina dated October 9, 2004, incorporated by reference to Exhibit 10.12 of the Company’s Current Report on 8-K filed March 28, 2005.

10.18	Lease Agreement between Joe Black and CSI-South Carolina dated January 1, 2003, incorporated by reference to Exhibit 10.13 of the Company’s Current Report on 8-K filed March 28, 2005.

10.19	Lease Agreement between Office Suites PLUS and CSI-South Carolina dated September 16, 2003, incorporated by reference to Exhibit 10.14 of the Company’s Current Report on 8-K filed March 28, 2005.

10.20	Lease Agreement between Office Suites PLUS and CSI-South Carolina dated July 15, 2002, incorporated by reference to Exhibit 10.15 of the Company’s Current Report on 8-K filed March 28, 2005.

10.21	Form of CSI-South Carolina Equity Incentive Plan as adopted and approved by the stockholders on August 1, 2000, incorporated by reference to Exhibit 10.16 of the Company’s Current Report on 8-K filed March 28, 2005.

10.22	Form of Non-qualified Stock Option Agreement between CSI-South Carolina and certain non-executive personnel pursuant to the CSI Equity Incentive Plan, incorporated by reference to Exhibit 10.17 of the Company’s Current Report on 8-K filed March 28, 2005.

10.23	Form of Option Repurchase Agreement between CSI-South Carolina and certain non-executive personnel effective February 7, 2005, incorporated by reference to Exhibit 10.18 of the Company’s Current Report on 8-K filed March 28, 2005.

10.24	SIMPLE IRA Plan, effective September 17, 1999, incorporated by reference to Exhibit 10.19 of the Company’s Current Report on 8-K filed March 28, 2005.

10.25	Indirect Channel Partner Agreement between the Company and Cisco Systems, Inc. dated January 9, 2006, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed January 9, 2006.

10.26	H.P. Business Development Partner Agreement between the Company and Hewlett-Packard, Inc. effective through May 31, 2005, incorporated by reference to Exhibit 10.21 of the Company’s Current Report on 8-K filed March 28, 2005.

10.27	Stock Purchase Agreement by and between Maximum Ventures, Inc., a New York corporation, Computer Software Innovations, Inc., a South Carolina corporation and Leatherwood Walker Todd & Mann, P.C. dated January 31, 2005, incorporated by reference to Exhibit 10.22 of the Company’s Current Report on 8-K filed March 28, 2005.

10.28	Commitment Letter between the Company and RBC Centura Bank dated February 25, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current filed on 8-K dated March 18, 2005.

10.29	Commercial Promissory Note by the Company payable to RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed March 18, 2005.

10.30	Loan Agreement between the Company and RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed March 18, 2005.

10.31	Pledge and Security Agreement by the Company in favor of RBC Centura Bank dated March 14, 2005, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on 8-K filed March 18, 2005.

10.32	Computer Software Innovations, Inc. 2005 Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on May 9, 2005.

10.33	Computer Software Innovations, Inc. 2005 Incentive Bonus Plan, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed on May 9, 2005.

10.34	Letter Agreement between Computer Software Innovations, Inc. and Barron Partners LP dated June 6, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed June 9, 2005.

10.35	Letter Agreement between the Company and RBC Centura Bank dated May 19, 2005, incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed May 20, 2005.

10.36	Letter Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank dated September 30, 2005, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed July 1, 2005.

10.37	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated July 8, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed July 13, 2005.

10.38	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated August 16, 2005, incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-QSB filed August 22, 2005.

10.39	Letter Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank dated August 30, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on August 31, 2005.

10.40	Letter Agreement by and between the Company and Barron Partners LP dated September 30, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on October 12, 2005.

10.41	Form of Undertaking and Affirmation executed between the officers, directors and affiliate of the Company on the dates indicated: Nancy K. Hedrick (September 21, 2005); Beverly N. Hawkins (September 22, 2005); Joe G. Black (September 24, 2005; Thomas P. Clinton (September 26, 2005); and William J. Buchanan (September 27, 2005), incorporated by reference to Exhibit 10.5 of the Company’s report on 8-K filed on November 14, 2005.

10.42	Settlement Agreement by and between Integrated Tek Solutions, Inc. v. Computer Software Innovations, Inc., Nancy Hedrick, Joe G. Black, Thomas P. Clinton, Beverly Hawkins, William J. Buchanan, Alan Marullier, The Geneva Companies, Inc., Capital Access Group LLC, Barron Partners LP, Liberty Capital LLC, Andrew Worden, Philip Seifert, Ned Gelband and Lee Haskin dated December 28, 2005, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed on January 3, 2006.

10.43	Modification Agreement by and between the Company and RBC Centura Bank dated December 19, 2005, incorporated by reference to the Company’s Current Report on 8-K filed December 30, 2005.

10.44	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated January 9, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed January 11, 2006.

10.45	Letter Agreement by and between Computer Software Innovations, Inc. and Barron Partners LP dated February 3, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on 8-K filed February 7, 2006.

*21.1	List of Subsidiaries

*23.1	Consent of Elliott Davis, LLC.

*23.2	Consent of Leatherwood Walker Todd & Mann, P.C. (included in Exhibit 5.1)

**23.3	Consent of Elliott Davis, LLC

*24	Powers of Attorney (included on original signature page)

99.1	Acknowledgement between the Company and The Geneva Companies, Inc. dated December 28, 2005, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on 8-K filed on January 3, 2006.

99.2	Letter Agreement by and between Computer Software Innovations, Inc., a South Carolina corporation, and The Geneva Companies, Inc. dated February 6, 2003, incorporated by reference to Exhibit 99.2 of the Company’s Current Report on 8-K filed on January 3, 2006.

*	Previously filed
**	Filed herewith